UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS AT MARCH 31, 2014

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

CONSOLIDATED BALANCE SHEETS

(Unaudited) (In millions of U.S. dollars)	Notes	March 31, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents		$139.9	$222.3
Gold bullion (market value $174.0; December 31, 2013 - $162.3)	4	96.9	96.9
Income taxes receivable		16.5	37.2
Receivables and other current assets	5	98.8	80.0
Inventories	6	275.6	300.2

		627.7	736.6

Non-current assets
Deferred income tax assets		77.1	74.0
Investments in associates and joint ventures	8	63.4	65.5
Property, plant and equipment	9	2,603.3	2,520.4
Exploration and evaluation assets		534.6	533.3
Other assets	10	321.4	260.6

		3,599.8	3,453.8

		$4,227.5	$4,190.4

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$182.5	$185.6
Income taxes payable		19.5	12.1
Current portion of provisions	11	8.8	11.4
Other liabilities		9.4	6.2

		220.2	215.3

Non-current liabilities
Deferred income tax liabilities		217.6	212.3
Long-term debt	12(a)	640.6	640.3
Provisions	11	260.3	247.0
Other liabilities		2.4	3.0

		1,120.9	1,102.6

		1,341.1	1,317.9

Equity
Equity attributable to IAMGOLD Corporation shareholders
Common shares	15	2,319.0	2,317.6
Contributed surplus		35.1	35.2
Retained earnings		468.8	465.1
Accumulated other comprehensive income		21.2	13.3

		2,844.1	2,831.2
Non-controlling interests		42.3	41.3

		2,886.4	2,872.5

Contingencies and commitments	11(b), 22

		$4,227.5	$4,190.4

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

CONSOLIDATED STATEMENTS OF EARNINGS

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars, except per share amounts)	Notes	2014	2013
Revenues		$279.3	$305.3

Cost of sales	18	224.3	184.4
General and administrative expenses		11.1	12.7
Exploration expenses		9.1	22.1
Other		7.0	(2.1)

Operating costs		251.5	217.1

Earnings from operations		27.8	88.2
Share of net earnings (losses) from investments in associates and joint ventures, net of income taxes	8	(7.1)	6.8
Finance costs	19	(2.5)	(9.1)
Foreign exchange losses		(0.2)	(1.6)
Interest income and derivatives and other investment gains (losses)	20	0.8	(31.0)

Earnings before income taxes		18.8	53.3
Income taxes	7	(14.1)	(36.0)

Net earnings		$4.7	$17.3

Net earnings attributable to
Equity holders of IAMGOLD Corporation		$3.7	$10.9
Non-controlling interests		1.0	6.4

		$4.7	$17.3

Attributable to equity holders of IAMGOLD Corporation
Weighted average number of common shares outstanding (in millions)	16
Basic		376.7	376.6
Diluted		377.1	376.9
Earnings per share ($ per share)
Basic		$0.01	$0.03
Diluted		$0.01	$0.03

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2014	2013
Net earnings		$4.7	$17.3

Other comprehensive income (loss), net of taxes
Net unrealized change in fair value of available-for-sale financial assets, net of income taxes	13(a)	8.7	(18.0)
Net realized change in fair value and impairment of available-for-sale financial assets, net of income taxes	13(a)	(0.6)	4.7

		8.1	(13.3)
Currency translation adjustment		(0.2)	—

Total other comprehensive income (loss)		7.9	(13.3)

Comprehensive income		$12.6	$4.0

Comprehensive income attributable to
Equity holders of IAMGOLD Corporation		$11.6	$(2.4)
Non-controlling interests		1.0	6.4

		$12.6	$4.0

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)	Three months ended March 31,
(In millions of U.S. dollars)	2014	2013
Common shares
Balance, beginning of the period	$2,317.6	$2,315.8
Issued shares on exercise of share based compensation	1.4	0.3

Balance, end of the period	2,319.0	2,316.1

Contributed surplus
Balance, beginning of the period	35.2	26.7
Issued shares on exercise of share based compensation	(1.4)	(0.2)
Share based compensation	1.3	2.7

Balance, end of the period	35.1	29.2

Retained earnings
Balance, beginning of the period	465.1	1,343.2
Net earnings attributable to equity holders of IAMGOLD Corporation	3.7	10.9

Balance, end of the period	468.8	1,354.1

Accumulated other comprehensive income
Available-for-sale fair value reserve
Balance, beginning of the period	13.6	42.4
Net change in fair value of available-for-sale financial assets, net of income taxes	8.1	(13.3)

Balance, end of the period	21.7	29.1

Currency translation adjustment
Balance, beginning of the period	(0.3)	—
Change for the period	(0.2)	—

Balance, end of the period	(0.5)	—

Total accumulated other comprehensive income	21.2	29.1

Equity attributable to IAMGOLD Corporation shareholders	2,844.1	3,728.5

Non-controlling interests
Balance, beginning of the period	41.3	76.7
Net earnings attributable to non-controlling interests	1.0	6.4

Balance, end of the period	42.3	83.1

	$2,886.4	$3,811.6

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)		Three months ended March 31,
(In millions of U.S. dollars)	Notes	2014	2013
Operating activities
Net earnings		$4.7	$17.3
Adjustments for
Finance costs	19	2.5	9.1
Depreciation expense		46.4	39.0
Changes in estimates of asset retirement obligations at closed sites		4.2	(2.3)
Income taxes		14.1	36.0
(Impairment reversal) impairment of investments		(3.1)	27.4
Share of net (earnings) losses from investments in associates and joint ventures, net of income taxes		7.1	(6.8)
Effects of exchange rate fluctuation on cash and cash equivalents		4.5	(1.7)
Other non-cash items	21(a)	4.3	8.4
Adjustments for cash items	21(b)	(3.6)	3.1
Movements in non-cash working capital items and non-current ore stockpiles	21(c)	(36.5)	(15.7)

Cash from operating activities, before income taxes paid		44.6	113.8
Income taxes paid		(16.5)	(14.3)

Net cash from operating activities		28.1	99.5

Investing activities
Property, plant and equipment
Capital expenditures		(99.0)	(194.7)
Proceeds from disposals		0.2	0.4
Advances to related parties	23	(3.6)	(2.0)
Repayment from related parties	23	0.1	—
Capital expenditures for exploration and evaluation assets		(1.2)	—
Other investing activities	21(d)	(0.8)	(4.9)

Net cash used in investing activities		(104.3)	(201.2)

Financing activities
Proceeds from issuance of share capital		—	0.1
Dividends paid		—	(48.6)
Interest paid		(1.5)	(0.8)
Other		(0.2)	—

Net cash used in financing activities		(1.7)	(49.3)

Effects of exchange rate fluctuation on cash and cash equivalents		(4.5)	1.7

Decrease in cash and cash equivalents		(82.4)	(149.3)
Cash and cash equivalents, beginning of the period		222.3	797.3

Cash and cash equivalents, end of the period		$139.9	$648.0

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013

(Amounts in notes and in tables are in millions of U.S. dollars, except where otherwise indicated) (Unaudited)

1.	CORPORATE INFORMATION

IAMGOLD Corporation (“IAMGOLD” or “the Company”) is a corporation governed by the Canada Business Corporations Act and domiciled in Canada whose shares are publicly traded. The address of the Company’s registered office is 401 Bay Street, Suite 3200, Toronto, Ontario, Canada.

The principal activities of the Company are the exploration, development and operation of gold mining properties, and the operation of a niobium mine.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The unaudited condensed consolidated interim financial statements (“consolidated interim financial statements”) of IAMGOLD and all its subsidiaries, joint ventures and associates have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all of the information required for full annual consolidated financial statements. Accordingly certain information and disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been omitted or condensed.

The consolidated interim financial statements of IAMGOLD were authorized for issue in accordance with a resolution of the Board of Directors on May 6, 2014.

(b)	Basis of measurement

The consolidated interim financial statements have been prepared on a historical cost basis, except for items measured at fair value as discussed in note 14.

(c)	Significant accounting judgments, estimates and assumptions

The preparation of consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated interim financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

(d)	Significant accounting policies

These consolidated interim financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2013, except for IFRIC 21 – Levies that was adopted effective January 1, 2014.

IFRIC 21 – Levies

This interpretation provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. It defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. Based on the Company’s review, there was no material impact on the Company’s consolidated interim financial statements upon the adoption of IFRIC 21 on January 1, 2014.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

(e)	Basis of consolidation

Subsidiaries, joint ventures and investments in associates and joint ventures related to significant properties of the Company are accounted for as outlined below.

Name	Property – Location	March 31, 2014	December 31, 2013	Type of Arrangement	Accounting Method
Rosebel Gold Mines N.V.	Rosebel mine – Suriname	95%	95%	Subsidiary	Consolidation
Essakane S.A.	Essakane mine – Burkina Faso	90%	90%	Subsidiary	Consolidation
Doyon division including the Westwood project[1]	Doyon division – Canada	100%	100%	Division	Consolidation
Niobec Inc.	Niobec mine – Canada	100%	100%	Subsidiary	Consolidation
Trelawney Mining and Exploration Inc.[2]	Côté Gold project – Canada	100%	100%	Subsidiary	Consolidation
Société d’Exploitation des Mines d’Or de Sadiola S.A.	Sadiola mine – Mali	41%	41%	Joint venture	Equity accounting
Société d’Exploitation des Mines d’Or de Yatela S.A.	Yatela mine – Mali	40%	40%	Joint venture	Equity accounting
Galane Gold Ltd.[3]	Mupane mine – Botswana	43%	43%	Associate	Equity accounting
INV Metals Inc.[3]	Loma Larga project – Ecuador	47%	47%	Associate	Equity accounting

[1]	Division of IAMGOLD Corporation.
[2]	Trelawney Mining and Exploration Inc., owns a 92.5% interest in the Côté Gold project.
[3]	Galane Gold Ltd and INV Metals Inc. are incorporated in Canada.

3.	FUTURE ACCOUNTING POLICIES

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which will replace IAS 39, Financial Instruments: Recognition and Measurement, and some of the requirements of IFRS 7, Financial Instruments: Disclosures. The mandatory effective date of IFRS 9 is expected to be January 1, 2018. The objective of IFRS 9 is to establish principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. The Company is early adopting IFRS 9 effective April 1, 2014 and is evaluating the potential impact of the adoption.

4.	GOLD BULLION

				March 31, 2014	December 31, 2013
Ounces held		(oz	)	134,737	134,737
Weighted average acquisition cost	($	/oz	)	$720	$720
Acquisition cost	($	millions	)	$96.9	$96.9
Spot price for gold, end of the period	($	/oz	)	$1,292	$1,205
Market value, end of the period	($	millions	)	$174.0	$162.3

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

5.	RECEIVABLES AND OTHER CURRENT ASSETS

		March 31,	December 31,
	Note	2014	2013
Gold receivables		$8.9	$5.2
Niobium receivables		30.1	18.2
Receivables from governments[1]		25.3	25.5
Receivables from related parties	23	0.6	0.2
Other receivables		6.4	7.7

Total receivables		71.3	56.8
Marketable securities and warrants		13.7	9.2
Prepaid expenses		12.3	12.7
Derivatives		0.5	—
Other current assets		1.0	1.3

		$98.8	$80.0

[1]	Receivables from governments relate primarily to value added tax.

6.	INVENTORIES

	Note	March 31, 2014	December 31, 2013
Finished goods
Gold production inventories		$58.7	$69.1
Niobium production inventories		17.9	21.5
Ore stockpiles		15.7	16.1
Mine supplies		183.3	193.5

		275.6	300.2
Ore stockpiles included in other non-current assets	10	121.2	103.8

		$396.8	$404.0

For the quarter ended March 31, 2014, the Company recognized a write-down of mine supplies of $1.7 million (March 31, 2013 - $nil).

7.	INCOME TAXES

The Company estimates the effective income tax rate, including the impact of changes in exchange rates for foreign currency, expected to be applicable for the full fiscal year and uses that rate to calculate the income tax expense for interim reporting periods. The Company recognizes the tax impact of changes in the non-recognition of losses, enacted tax rates and other items as discrete items in the interim period in which they occur.

The effective income tax rate varies from the combined Canadian federal and provincial statutory income tax rate and mining duty rate. The differences between the effective income tax rate and combined statutory rate are due to fluctuations in the mix of income, exchange rates for foreign currency, the non-recognition of losses and other items.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

8.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	Associates		Joint Ventures[1]
	Galane	INV Metals	Sadiola	Yatela	Total
Balance, January 1, 2013	$28.3	$27.8	$106.4	$1.6	$164.1
Impairment charges	(20.3)	(19.7)	—	—	(40.0)
Currency translation adjustment	—	(0.3)	—	—	(0.3)
Share of net losses, net of income taxes	(8.0)	(1.3)	(47.4)	(10.7)	(67.4)
Share of net lossses applied to the loan receivable from Yatela	—	—	—	8.3	8.3
Share of net losses provided for	—	—	—	0.8	0.8

Balance, December 31, 2013	—	6.5	59.0	—	65.5
Impairment reversal	3.4	—	—	—	3.4
Currency translation adjustment	—	(0.2)	—	—	(0.2)
Share of net losses, net of income taxes	—	(0.3)	(5.0)	(1.8)	(7.1)
Share of net losses provided for	—	—	—	1.8	1.8

Balance, March 31, 2014	$3.4	$6.0	$54.0	$—	$63.4

[1]	The Company’s joint ventures are not publicly listed entities and consequently quoted market prices are not available.

9.	PROPERTY, PLANT AND EQUIPMENT

	Construction in progress	Mining properties	Plant and equipment	Total
Cost
Balance, January 1, 2013	$701.7	$1,794.9	$1,263.2	$3,759.8
Additions[1]	437.4	159.9	125.1	722.4
Changes in asset retirement obligations	—	29.3	—	29.3
Disposals	—	(5.5)	(25.3)	(30.8)
Transfers within property, plant and equipment	(154.7)	13.2	141.5	—

Balance, December 31, 2013	984.4	1,991.8	1,504.5	4,480.7
Additions[1]	65.0	28.6	34.6	128.2
Changes in asset retirement obligations	—	6.1	—	6.1
Disposals	—	—	(8.0)	(8.0)
Transfers within property, plant and equipment	(267.4)	0.7	266.7	—

Balance, March 31, 2014	$782.0	$2,027.2	$1,797.8	$4,607.0

Accumulated Depreciation
Balance, January 1, 2013	$—	$702.9	$433.1	$1,136.0
Depreciation expense	—	105.0	113.3	218.3
Impairment charges	—	631.4	—	631.4
Disposals	—	(5.5)	(19.9)	(25.4)

Balance, December 31, 2013	—	1,433.8	526.5	1,960.3
Depreciation expense	—	14.4	36.4	50.8
Disposals	—	—	(7.4)	(7.4)

Balance, March 31, 2014	$—	$1,448.2	$555.5	$2,003.7

Carrying amount, December 31, 2013	$984.4	$558.0	$978.0	$2,520.4

Carrying amount, March 31, 2014	$782.0	$579.0	$1,242.3	$2,603.3

[1]	Includes borrowing costs of $11.0 million capitalized during the three months ended March 31, 2014 (year ended December 31, 2013 – $27.6 million) at a weighted average interest rate of 6.97%.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

10.	OTHER NON-CURRENT ASSETS

	Note	March 31, 2014	December 31, 2013
Ore stockpiles		$121.2	$103.8
Marketable securities and warrants		38.2	32.6
Deposits on non-current assets		5.3	6.5
Receivables from governments [1]		65.5	31.6
Receivables from related parties	23	41.6	38.5
Restricted cash		9.3	8.6
Royalty interests		20.7	21.3
Other		19.6	17.7

		$321.4	$260.6

[1]	Receivables from governments relate primarily to exploration credits.

As at March 31, 2014, the Company had an allowance for doubtful non-trade receivables of $36.0 million (December 31, 2013 – $36.0 million).

11.	PROVISIONS

	March 31, 2014	December 31, 2013
Asset retirement obligations	$245.0	$235.6
Other	24.1	22.8

	$269.1	$258.4

Non-current provisions	$260.3	$247.0
Current portion of provisions	8.8	11.4

	$269.1	$258.4

(a)	Asset retirement obligations

As at March 31, 2014, the Company had letters of credit in the amount of $62.6 million to guarantee asset retirement obligations compared to $65.1 million at December 31, 2013. The Company also had legally restricted cash of $9.3 million as at March 31, 2014 (December 31, 2013 – $8.6 million) revalued for foreign exchange movements included in other non-current assets for the purposes of settling asset retirement obligations. The increase in asset retirement obligations as at March 31, 2014 is mainly due to a decrease in average real discount rates.

(b)	Provisions for litigation claims and regulatory assessments

By their nature, contingencies will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events. The assessment of contingencies inherently involves the exercise of significant judgments and estimates of the outcome of future events.

The Company operates in various countries around the world and may be subject to assessments by the regulatory authorities in each of those countries, which can be complex and subject to interpretation. Assessments may relate to matters such as income and other taxes, duties and environmental matters. The Company is diligent and exercises informed judgment to interpret the provisions of applicable laws and regulations as well as their application and administration by regulatory authorities to reasonably determine and pay the amounts due. From time to time, the Company may undergo a review by the regulatory authorities and in connection with such reviews, disputes may arise with respect to the Company’s interpretations about the amounts due and paid.

The Company is also subject to various litigation actions. In-house counsel, outside legal advisors, and other subject matter experts assess the potential outcome of litigation and regulatory assessments. Accordingly, the Company establishes provisions for future disbursements considered probable.

As at March 31, 2014, the Company did not have any material provisions for litigation claims or regulatory assessments. Further, the Company does not believe claims or regulatory assessments, for which no provision has been recorded, will have a material impact on the financial position of the Company.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

12.	LONG-TERM DEBT AND CREDIT FACILITIES

(a)	Senior unsecured notes

On September 21, 2012, the Company issued at face value $650.0 million of senior unsecured notes (“Notes”) with an interest rate of 6.75% per annum. The Notes are denominated in U.S. dollars and mature on October 1, 2020. Interest is payable in arrears in equal semi-annual installments on April 1 and October 1.

The following are the contractual maturities related to the Notes, including interest payments.

	Payments due by period
Balance, March 31, 2014	Carrying amount[1]	Contractual cash flows	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Notes	$650.0	$957.3	$43.9	$87.8	$87.8	$737.8

[1]	The carrying amount of the long-term debt excludes unamortized deferred transaction costs of $9.4 million as at March 31, 2014 (December 31, 2013 – $9.7 million).

(b)	Credit facilities

The Company has a four-year $500.0 million unsecured revolving credit facility and a four-year $250.0 million unsecured revolving credit facility at Niobec Inc., a wholly-owned subsidiary of the Company. The maturity date of both credit facilities is February 22, 2016 with a provision to extend the maturity date for a period of one year. No funds were drawn against the credit facilities as at March 31, 2014 and December 31, 2013. The Company has complied with its credit facility covenants as at March 31, 2014.

The Company has a $75.0 million Canadian revolving facility for the issuance of letters of credit. The maturity date of this credit facility is July 23, 2015, after executing its option to extend the term of the facility for fifteen months. The Company’s letters of credit that guarantee certain asset retirement obligations are revalued to U.S. dollars at the end of each reporting period. Refer to Note 11(a).

Credit facility issue costs are capitalized in other non-current assets. Amortization is calculated on a straight-line basis over the term of the credit facility. The carrying amount of credit facilities issue costs, net of amortization as at March 31, 2014 was $2.2 million (December 31, 2013 – $2.5 million).

13.	FINANCIAL INSTRUMENTS

	March 31, 2014		December 31, 2013
	Carrying	Fair	Carrying	Fair
Financial assets (liabilities)	Amount	Value	Amount	Value
Cash and cash equivalents	$139.9	$139.9	$222.3	$222.3
Total current receivables	71.3	71.3	56.8	56.8
Receivables from related parties	41.6	41.6	38.5	38.5
Marketable securities and warrants	51.9	51.9	41.8	41.8
Restricted cash	9.3	9.3	8.6	8.6
Fixed rate investments	5.8	5.8	5.3	5.3
Net derivative liabilities	(7.3)	(7.3)	(5.2)	(5.2)
Accounts payable and accrued liabilities	(182.5)	(182.5)	(185.6)	(185.6)
Long-term debt[1]	(650.0)	(576.9)	(650.0)	(569.6)

[1]	The carrying amount and the fair values of the long-term debt exclude unamortized deferred transaction costs of $9.4 million as at March 31, 2014 (December 31, 2013 – $9.7 million).

(a)	Available-for-sale marketable securities, held for trading warrants and market price risk

Share market price exposure risk is related to the fluctuation in the market price of marketable securities and warrants. During the three months ended March 31, 2014, the Company reviewed the value of its marketable securities for objective evidence of impairment based on both quantitative and qualitative criteria and determined that an impairment charge of $0.3 million was required, of which $nil was transferred from other comprehensive income to interest income and derivatives and other investment gains (losses).

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

	Three months ended March 31,
Movement in available-for-sale fair value reserve	2014	2013
Net unrealized change in fair value of available-for-sale financial assets
Unrealized gains (losses)	$10.8	$(20.7)
Tax impact	(2.1)	2.7

	8.7	(18.0)

Net realized change in fair value and impairment of available-for-sale financial assets
Gains on sale of marketable securities	(0.7)	—
Transfer of impairment losses	—	5.3
Tax impact	0.1	(0.6)

	(0.6)	4.7

	$8.1	$(13.3)

Unrealized gains relating to the change in the fair value of the Company’s warrants recorded in the consolidated statements of earnings were $0.1 million for the three months ended March 31, 2014 compared to unrealized losses of $0.4 million for the three months ended March 31, 2013.

(b)	Currency exchange rate risk

As at March 31, 2014, the Company had outstanding contracts, which did not qualify for hedge accounting for:

•

Canadian dollar forward and option contracts for the remainder of 2014 of C$239 million ($221 million) covering approximately 68% of its planned exposure. Contract rates range from $0.8959/C$ to $0.9804/C$.

•	Canadian dollar forward and option contracts for 2015 of C$135 million ($121 million) covering approximately 29% of its planned exposure. Contract rates range from $0.8968/C$ to $0.9070/C$.

•	Euro forward and option contracts for the remainder of 2014 of €23 million ($31 million) covering approximately 65% of its planned exposure. Contract rates range from $1.36/€ to $1.3876/€.

The fair value as at March 31, 2014 was included in other current and non-current liabilities.

	March 31, 2014	December 31, 2013
Canadian dollar (C$)	$(7.5)	$(4.4)
Euro (€)	(0.2)	—

	$(7.7)	$(4.4)

(c)	Oil contracts and fuel market price risk

As at March 31, 2014, the Company had outstanding option contracts for the year 2015 for 600,000 barrels of oil, which did not qualify for hedge accounting, covering approximately 41% of its estimated fuel exposure. Contract prices range from $79 to $95 per barrel. Planned fuel requirements are for the Rosebel, Essakane, Westwood and Niobec operations.

The fair value as at March 31, 2014 was included in other non-current assets (liabilities).

	March 31, 2014	December 31, 2013
Crude oil option contracts	$0.7	$(0.4)

(d)	Aluminum contracts and market price risk

As at March 31, 2014, the Company had the following outstanding contracts at the Niobec mine, which did not qualify for hedge accounting:

•

Swap and option contracts for the remainder of 2014 for 1,800 metric tonnes of aluminum, covering approximately 54% of its planned exposure. Contract rates range from $1,900 per metric tonne to $2,150 per metric tonne.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

•	Swap and option contracts for 2015 of 1,500 metric tonnes of aluminum, covering approximately 34% of its planned exposure. Contract rates range from $1,730 per metric tonne to $1,985 per metric tonne.

•	Swap and option contracts for 2016 of 600 metric tonnes of aluminum, covering approximately 12% of its planned exposure. Contract rates range from $1,837 per metric tonne to $2,050 per metric tonne.

The fair value as at March 31, 2014 was included in other current and non-current liabilities.

	March 31, 2014	December 31, 2013
Aluminum contracts	$(0.3)	$(0.4)

(e)	Derivative gains (losses)

Derivative gains (losses) are included in interest income and derivatives and other investment gains (losses) in the consolidated statements of earnings. Derivative gains (losses) relate to contracts associated with the mine sites, development projects and corporate.

	Three months ended March 31,
	2014	2013
Unrealized gains (losses) on
Derivatives - currency contracts	$(3.3)	$(11.0)
Derivatives - oil contracts	1.0	(0.3)
Derivatives - aluminum contracts	0.1	(0.3)
Other	0.1	(0.4)

	(2.1)	(12.0)

Realized gains (losses) on
Derivatives - currency contracts	(1.5)	4.0
Derivatives - oil contracts	—	0.1
Derivatives - aluminum contracts	(0.1)	—

	(1.6)	4.1

	$(3.7)	$(7.9)

14.	FAIR VALUE MEASUREMENTS

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as derived from prices.

•	Level 3 inputs are unobservable inputs for the asset or liability.

There have been no changes in categories of financial instruments since December 31, 2013.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

(a)	Assets and liabilities measured at fair value on a recurring basis

As at March 31, 2014, the Company’s assets and liabilities recorded at fair value were as follows:

Fair value, March 31, 2014	Level 1	Level 2	Level 3	Total
Assets
Cash and cash equivalents	$139.9	$—	$—	$139.9
Marketable securities	40.6	—	11.2	51.8
Warrants	—	0.1	—	0.1
Fixed rate investments	5.8	—	—	5.8
Derivatives
Currency contracts	—	0.1	—	0.1
Oil contracts	—	0.7	—	0.7

	$186.3	$0.9	$11.2	$198.4

Liabilities
Derivatives
Currency contracts	$—	$(7.8)	$—	$(7.8)
Aluminum contracts	—	(0.3)	—	(0.3)

	$—	$(8.1)	$—	$(8.1)

(b)	Assets and liabilities measured at fair value on a non-recurring basis

Fair value, March 31, 2014	Level 1	Level 2	Level 3	Total
Investments in associates - Galane Gold Ltd[1]	$3.4	$—	$—	$3.4

[1]

Investment in Galane Gold Ltd, included in investments in associates and joint ventures and accounted for using the equity method, had an impairment reversal of $3.4 million for the three months ended March 31, 2014.

(c)	Valuation techniques

Marketable securities

The fair value of available-for-sale marketable securities included in Level 1 is determined based on a market approach. The closing price is a quoted market price from the exchange market that is the principal active market for that particular security. Investments in equity instruments that are available-for-sale financial assets and are not actively traded use valuation techniques that require inputs that are both unobservable and significant, and therefore were categorized as Level 3 in the fair value hierarchy. The Company used the latest transaction price for these securities, obtained from the entity, to value these marketable securities.

Available-for-sale financial assets included in Level 3
Balance, January 1, 2014	$11.2
Change in fair value reported in other comprehensive income:
Net unrealized change in fair value of available-for-sale financial assets, net of income taxes	—

Balance, March 31, 2014	$11.2

Warrants

The fair value of warrants, classified as financial assets at fair value through profit or loss, is obtained through the use of the Black-Scholes pricing model, which uses share price inputs and volatility measurements, and is therefore classified within Level 2 of the fair value hierarchy.

Fixed rate investments

The fair value of fixed rate investments is measured using quoted prices in active markets, and is therefore classified within Level 1 of the fair value hierarchy.

Derivatives

For derivative contracts, the Company obtains a valuation of the contracts from counterparties of those contracts. The Company assesses the reasonableness of these valuations through internal methods and third party valuations. Valuations are based on forward rates considering the market price, rate of interest and volatility, and take into account the credit risk of the financial instrument, and are therefore classified within Level 2 of the fair value hierarchy.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

Long-term debt

Long-term debt is accounted for at amortized cost, using the effective interest rate method. The fair value required to be disclosed is determined using quoted prices (unadjusted) in active markets, and is therefore classified within Level 1 of the fair value hierarchy. The fair value of long-term debt as at March 31, 2014 was $576.9 million.

Investments in associates

After application of the equity method, the fair value of an investment in associate is measured for purposes of assessing whether an impairment charge or reversal of a previously recorded impairment charge is required. For publicly traded companies, the Company measures fair value of its investment in associates based on a market approach reflecting the closing price of the investment in the associate’s shares at the balance sheet date. Since there is a quoted-market price, this is classified within Level 1 of the fair value hierarchy.

15.	SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares, first preference shares issuable in series and second preference shares issuable in series.

Issued and outstanding common shares

	Three months ended March 31,
Number of shares (in millions)	2014	2013
Outstanding, beginning of the period	376.6	376.5
Issuance of share capital	0.1	0.1

Outstanding, end of the period	376.7	376.6

In December 2013, the Company suspended future dividend payments in order to preserve liquidity. As a result, for the three months ended March 31, 2014, the Company did not pay dividends (three months ended March 31, 2013 – payment of $47.1 million). For the three months ended March 31, 2014, the Company did not pay dividends to its non-controlling interests (three months ended March 31, 2013 – payment of $1.5 million).

16.	EARNINGS PER SHARE

Basic earnings per share computation

	Three months ended March 31,
	2014	2013
Numerator
Net earnings attributable to equity holders of IAMGOLD	$3.7	$10.9

Denominator (in millions)
Weighted average number of common shares (basic)	376.7	376.6

Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.01	$0.03

Diluted earnings per share computation

	Three months ended March 31,
	2014	2013
Denominator (in millions)
Weighted average number of common shares (basic)	376.7	376.6
Dilutive effect of share options	—	0.1
Dilutive effect of restricted share units	0.4	0.2

Weighted average number of common shares (diluted)	377.1	376.9

Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.01	$0.03

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

Equity instruments excluded from the computation of diluted earnings per share, which could be dilutive in the future, were as follows:

	Three months ended March 31,
(in millions)	2014	2013
Share options	6.6	5.7
Performance share units	0.1	0.4
Restricted share units	0.2	—

	6.9	6.1

17.	SHARE BASED COMPENSATION

(a)	Share option awards

Three months ended March 31, 2014	Share options (in millions)	Weighted average exercise price (C$)[1]
Outstanding, beginning of the period	5.4	$12.37
Granted	1.3	4.38
Forfeited	(0.1)	12.42

Outstanding, end of the period	6.6	$10.76

Exercisable, end of the period	2.5	$13.87

[1]	Exercise prices are denominated in Canadian dollars. The exchange rate at March 31, 2014, between the U.S. dollar and Canadian dollar was $0.9046/C$.

The following were the weighted average inputs to the Black-Scholes model used in determining fair value of the options granted during the three months ended March 31, 2014.

Three months ended March 31, 2014	Share options
Weighted average risk-free interest rate	1.65%
Weighted average expected volatility	50.03%
Weighted average dividend yield	0.00%
Weighted average expected life of options issued (years)	5.0
Weighted average grant-date fair value (C$ per share)	$1.89
Weighted average share price at grant date (C$ per share)	$4.29
Weighted average exercise price (C$ per share)	$4.38

(b)	Full value awards

Full value awards consist of performance share units and restricted share units.

Three months ended March 31, 2014	Full value awards (in millions)
Outstanding, beginning of the period	1.5
Granted	1.2
Exercised	(0.1)

Outstanding, end of the period	2.6

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

The following were the weighted average inputs to the Black-Scholes model used in determining fair value of the restricted share units granted during the three months ended March 31, 2014.

Three months ended March 31, 2014	Full value awards
Weighted average risk-free interest rate	1.16%
Weighted average expected volatility	55.47%
Weighted average dividend yield	0.00%
Weighted average expected life of RSUs issued (years)	2.4
Weighted average grant-date fair value (C$ per share)	$4.34
Weighted average share price at grant date (C$ per share)	$4.34

18.	COST OF SALES

Cost of sales includes mine production, transport and smelter costs, site administrative costs, royalty expenses, and depreciation expense.

	Three months ended March 31,
	2014	2013
Operating costs - mines	$168.5	$131.1
Royalties	10.4	14.9
Depreciation expense[1]	45.4	38.4

	$224.3	$184.4

[1]	Depreciation expense excludes depreciation relating to corporate assets, which is included in general and administrative expenses.

19.	FINANCE COSTS

	Three months ended March 31,
	2014	2013
Interest expense	$0.3	$7.7
Credit facility fees	1.3	1.1
Accretion expense	0.8	0.2
Other	0.1	0.1

	$2.5	$9.1

20.	INTEREST INCOME AND DERIVATIVES AND OTHER INVESTMENT GAINS (LOSSES)

	Three months ended March 31,
	2014	2013
Interest income	$0.3	$0.9
Impairment reversal (impairment) of investments in associates	3.4	(18.6)
Impairment of marketable securities	(0.3)	(8.8)
Derivative losses	(3.7)	(7.9)
Gains on sale of marketable securities	0.7	—
Other	0.4	3.4

	$0.8	$(31.0)

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

21.	CASH FLOW ITEMS

(a)	Adjustments for other non-cash items within operating activities

	Three months ended March 31,
	2014	2013
Share-based compensation	$1.3	$2.7
Gains on sale of marketable securities	(0.7)	—
Derivative losses	3.7	7.9
Other	—	(2.2)

	$4.3	$8.4

(b)	Adjustments for cash items within operating activities

	Three months ended March 31,
	2014	2013
Disbursements related to asset retirement obligations	$(1.7)	$(0.8)
Settlement of derivatives	(1.6)	4.1
Other	(0.3)	(0.2)

	$(3.6)	$3.1

(c)	Movements in non-cash working capital items and non-current ore stockpiles

	Three months ended March 31,
	2014	2013
Receivables and other current assets	$(13.7)	$7.5
Inventories and non-current ore stockpiles	7.3	(27.1)
Accounts payable and accrued liabilities	(30.1)	3.9

	$(36.5)	$(15.7)

(d)	Other investing activities

	Three months ended March 31,
	2014	2013
Acquisition of investments	$(0.8)	$(5.2)
Proceeds from sale of investments	0.3	—
Net disposals (acquisitions) of other assets	(0.3)	0.3
	$(0.8)	$(4.9)

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

22.	COMMITMENTS

(a)	Capital commitments

	March 31, 2014	December 31, 2013
Purchase obligations	$78.6	$66.4
Capital expenditure obligations	28.4	32.3
Leases	8.5	11.2

	$115.5	$109.9

(b)	Capital commitments – payments due by period

	Payments due by period
At March 31, 2014	Total	<1 yr	1-2 yrs	3-5 yrs	>5 yrs
Purchase obligations	$78.6	$69.2	$7.1	$2.0	$0.3
Capital expenditure obligations	28.4	24.2	4.1	0.1	—
Leases	8.5	3.2	5.3	—	—

	$115.5	$96.6	$16.5	$2.1	$0.3

23.	RELATED PARTY TRANSACTIONS

The Company had the following related party transaction included in receivables and other current assets in the consolidated balance sheets.

•

The Company has a non-interest bearing loan receivable from Sadiola for certain services rendered. As at March 31, 2014, the outstanding loan balance was $0.6 million (December 31, 2013 – $0.2 million). For the three months ended March 31, 2014, the Company advanced $0.5 million and received a repayment of $0.1 million.

The Company had the following significant related party transactions included in other non-current assets in the consolidated balance sheets.

•

The Company loaned $20.0 million to its joint venture Sadiola in 2012 for operating expenses. This loan bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 1, 2014, and, at such time as Sadiola has sufficient free cash flow to do so. On February 11, 2014, the loan agreement was amended to extend the repayment date to the earlier of December 1, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at March 31, 2014, this loan had an outstanding balance of $20.8 million (December 31, 2013 – $20.8 million), including accrued interest income.

•

During the three months ended March 31, 2014, the Company made advances of $3.1 million to Sadiola related to previous purchase commitments for the sulphide project. For the same prior year period, the Company made no advances. These advances are part of a loan agreement, which bears interest at LIBOR plus 2% and is to be repaid on the earlier of December 31, 2016 and, at such time as Sadiola has sufficient free cash flow to do so. As at March 31, 2014, the carrying amount was $20.8 million (December 31, 2013 – $17.7 million), including accrued interest income.

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

24.	SEGMENTED INFORMATION

	March 31, 2014			December 31, 2013
	Total non- current assets	Total assets	Total liabilities	Total non- current assets	Total assets	Total liabilities
Gold mines
Suriname	$548.2	$674.2	$213.0	$518.2	$637.3	$193.7
Burkina Faso	899.5	1,086.8	109.9	835.1	1,043.1	117.8
Canada	759.5	780.1	140.2	729.8	748.6	139.1

Total gold mines	2,207.2	2,541.1	463.1	2,083.1	2,429.0	450.6
Niobium	534.0	614.2	185.7	530.3	600.0	183.4
Exploration and evaluation	544.7	554.6	8.3	543.4	555.5	9.2
Corporate[1]	313.9	517.6	684.0	297.0	605.9	674.7

Total per consolidated financial statements	$3,599.8	$4,227.5	$1,341.1	$3,453.8	$4,190.4	$1,317.9

Joint ventures (Mali)[2]	$116.2	$177.0	$137.4	$122.9	$189.1	$142.6

[1]	The carrying amount of the joint ventures is included in the corporate segment as non-current assets.
[2]

The breakdown of the financial information for the joint ventures has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess performance of the joint ventures and to make resource allocation decisions.

Three months ended March 31, 2014

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold mines
Suriname	$116.8	$75.8	$17.0	$—	$1.2	$0.6	$22.2	$18.6
Burkina Faso	92.9	66.9	19.5	—	—	0.2	6.3	35.3
Canada	5.2	4.0	0.1	—	—	4.1	(3.0)	35.5

Total gold mines excluding joint ventures	214.9	146.7	36.6	—	1.2	4.9	25.5	89.4
Niobium	62.0	31.6	7.5	—	—	0.1	22.8	9.6
Exploration and evaluation[3]	—	—	0.1	0.1	7.9	1.8	(9.9)	1.2
Corporate[4]	2.4	0.6	1.2	11.0	—	0.2	(10.6)	—

Total per consolidated financial statements	279.3	178.9	45.4	11.1	9.1	7.0	27.8	100.2
Joint ventures (Mali)[5]	26.7	26.4	6.9	—	0.1	—	(6.7)	3.8

	$306.0	$205.3	$52.3	$11.1	$9.2	$7.0	$21.1	$104.0

[1]	Excludes depreciation expense.
[2]	Includes cash expenditures for property, plant and equipment and exploration and evaluation assets.
[3]	Closed site costs on exploration and evaluation properties included in other operating costs.
[4]	Includes earnings from royalty interests.
[5]

Net earnings from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess their performance and to make resource allocation decisions

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014

Three months ended March 31, 2013

	Consolidated statement of earnings information
	Revenues	Cost of sales [1]	Depreciation expense	General and administrative	Exploration	Other	Earnings (losses) from operations	Capital expenditures [2]
Gold mines
Suriname	$135.7	$59.6	$13.0	$—	$1.3	$—	$61.8	$48.3
Burkina Faso	117.6	54.7	17.3	—	0.3	—	45.3	76.1
Canada	—	0.3	0.4	(0.1)	0.1	(2.1)	1.4	51.9

Total gold mines excluding joint ventures	253.3	114.6	30.7	(0.1)	1.7	(2.1)	108.5	176.3
Niobium	49.7	30.1	5.9	—	—	—	13.7	18.2
Exploration and evaluation[3]	—	—	0.3	0.4	19.2	0.1	(20.0)	0.2
Corporate[4]	2.3	1.2	1.5	12.4	1.2	—	(14.0)	—

Total per consolidated financial statements	305.3	145.9	38.4	12.7	22.1	(2.0)	88.2	194.7
Joint ventures (Mali)[5]	45.0	31.7	3.0	—	0.8	—	9.5	14.4

	$350.3	$177.6	$41.4	$12.7	$22.9	$(2.0)	$97.7	$209.1

[1]	Excludes depreciation expense.
[2]	Includes cash expenditures for property, plant and equipment and exploration and evaluation assets.
[3]	Closed site costs on exploration and evaluation properties included in other operating costs.
[4]	Includes earnings from royalty interests.
[5]

Net earnings from joint ventures are included in a separate line in the consolidated statements of earnings. The breakdown of the financial information has been disclosed above as it is reviewed regularly by the Company’s chief operating decision maker to assess their performance and to make resource allocation decisions

IAMGOLD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS – MARCH 31, 2014